

Mail Stop 7010

January 4, 2007

Jacq J.M. Derckx
Director Corporate Control
HQ-4.02, Akzo Nobel N.V.
Velperweg 76, 6824 BM
Arnhem, The Netherlands

> **Re:** **Akzo Nobel N.V.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 0-17444**

Dear Mr. Derckx:

We have reviewed your response letter dated November 30, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 18 – Financial Statements

Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements – Deferred Income Tax, page 128

1. We note your response to our prior comment 2. We note that paragraph 81(g)(i) of IAS 12 requires the disclosure of the amount of the deferred tax asset or liability *recognized* in the balance sheet for each period presented *for each type* of temporary difference. It is unclear to us that the information on page 169 provides this disclosure since you are presenting gross numbers for each type of temporary difference, including both the recognized deferred tax asset and the unrecognized deferred tax asset, and then deducting the total unrecognized amount for all temporary differences to calculate the total recognized amount for all temporary differences. Please help us to understand how you determined that this presentation complies with paragraph 81 of IAS 12.

Consolidated Statement of Income, page 133

2.   We note your response to our prior comments 6 and 7. In future filings, please consider disclosing your basis for not presenting the divested activities as discontinued operations.

3.   We note your response to our prior comment 8. The items included in "incidentals," i.e. special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases, appear to represent a classification of certain expenses by nature. All other expenses seen on your income statement appear to be classified by function. It remains unclear to us how you determined that this mixture of classifying expenses by nature and classifying expenses by function on the face of your income statement complies with paragraphs 88 and 94 of IAS 1, as this guidance appears to require each company to choose between classifying expenses by nature or by function. Additionally, we read in your response that you believe "it would be more appropriate for the reader to state these incidentals separately on the face of the statement of income rather than in the notes." Given this statement, please tell us what consideration you gave to selecting a presentation of expenses by nature on the face of your income statement as the more relevant choice for your company in accordance with paragraphs 88 and 94 of IAS 1. Please advise.

4.   In future filings, please quantify in your footnotes the amount of depreciation and amortization expense that is classified outside of cost of sales. Refer to SAB Topic 11.B.

5.   Based on your response to our prior comment 9, we assume that you are proposing to present profit or loss attributable to minority interest and profit or loss attributable to equity holders as *allocations* of your total profit or loss. However, if you are proposing to present profit or loss attributable to minority interest in a manner similar to an item of income or expense within a calculation of profit or loss attributable to equity holders, please help us to understand how this proposed presentation complies with paragraphs 81-82 and BC 19 of IAS 1.

Consolidated Statement of Cash Flows, page 134

6.   We note your response to comment 11 and have the following comments:

*   We note the reference in your response to paragraph 16(e) of IAS 7, and we read in your response that "these amounts are expected to be repaid to the company over a period of several years." Please confirm to us, if true, that these portions of your response solely refer to the EUR 100 million loan to APF, and not to the EUR 50 million prepaid pension premiums; otherwise, please explain these statements to us in more detail.

- For the EUR 100 million loan to APF, please help us to better understand why you believe that this loan would be required to be classified as cash flows from operating activities under US GAAP and investing activities for IAS. Please explain to us in more detail the distinction you are making between the classification of this cash payment for US GAAP and IAS purposes.

- You indicate that the EUR 50 million is a prepayment of pension premiums. We also read in your response that this is a long-term asset and you therefore believe it should be classified as an investing activity based on the definitions in IAS 7. However, we note the introductory language to paragraphs 14 and 16 of IAS 7, which provides more detail concerning the nature of operating and investing activities. Based on this introductory language, it appears that the characteristics of the prepaid pension premiums may more closely fit paragraph 14 as being derived from your principal revenue-producing activities, rather than paragraph 16's description of cash flows from investing activities representing expenditures made for resources intended to generate future income and cash flows. Please advise.

Note 13 – Long-term Liabilities – Provisions for Pensions, page 148

7. We note your response to our prior comment 14. Please help us to better understand why the changes to your pension plan in the Netherlands would not constitute a settlement of this plan under US GAAP in accordance with paragraph 3 of SFAS 88. In this regard, your response indicates that going forward you will pay a fixed annual premium into this fund, and you will not be liable for additional funding if the plan is underfunded. Clarify whether your fixed annual premium is an anuity contract as defined by paragraph 5 of SFAS 88. Also tell us who is liable if the APF is underfunded, since we note from your response that the pension benefits for the employees did not change.

8. You indicate in your response to our prior comment 14 that "...the pension benefits for employees in itself did not change, unless in the future an underfunding situation might arise at the Akzo Nobel Pension Fund." With reference to the IAS definitions of curtailment and settlement, please help us to understand whether the changes to this plan resulted in a curtailment, a settlement, or both. Please address any accounting consequences for IAS purposes regarding whether a curtailment and/or a settlement occurred.

Note 18 – Incidentals, page 165

9. We note your response to the first bullet point of our prior comment 17. In future filings, please consider disclosing, if true, that certain immaterial impairment charges were included in Cost of Sales and Research and Development Expenses. We believe this disclosure would avoid any confusion for your investors who may wonder why the income statement line item labeled impairment charges does not appear to include all impairment charges discussed in your filing.

<u>Note 23 – Application of Generally Accepted Accounting Principles in the United States of America, page 170</u>

10. We note your response to our prior comments 21 and 22. Please note that for US GAAP purposes, for any long-term provision to be discounted, the undiscounted amount of the liability must be reasonably objective and verifiable. In this regard, the undiscounted amount should be computed using explicit assumptions. In addition, the timing and amount of cash payments for each such liability must be fixed or reliably determinable. Please provide us with the following information:

- For each type of provision specified in your response to our prior comment 22, please clarify the extent to which the undiscounted liability was determined internally or by third party experts. For any undiscounted amounts that were determined internally, please tell us in more detail why you believe your assumptions are reasonably objective and verifiable.

- For each type of provision specified in your response to our prior comment 22, please provide us with more information about how you concluded that the timing and amount of cash payments for these liabilities is reliably determinable. To the extent that the timing and amount of cash payments was determined internally, please describe your historical experience as to whether your past cash payments have been consistent with your estimates of timing and amount.

- To the extent that you conclude that any provisions that are discounted under IFRS do not qualify for discounting under US GAAP, please quantify for us the related amount that should have appeared in your US GAAP reconciliation and provide us with an analysis of whether such amount is material.

<u>FORMS 6-K FILED APRIL 20, 2006 AND JULY 20, 2006</u>

11. We read in your response to our prior comment 25 that IAS 34 is not yet mandatory under Dutch Law. If you believe that you are not required to provide interim financial reports in accordance with IFRS in your home country, and therefore under General Instruction B to Form 6-K would not provide interim financial reports in accordance with IFRS on Form 6-K, please tell us why you did not fully address for readers how your interim financial statements deviated from the disclosure requirements of IAS 34.   Refer to paragraph 16(a) and 19 of IAS 34.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

   If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief

Cc: Richard C. Morrissey
   Sullivan & Cromwell LLP
   One New Fetter Lane
   London EC4A-1AN, England